UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Goldman, Sheldon, M.
   800 Third Avenue, 18th Floor
   New York, NY  10022
2. Issuer Name and Ticker or Trading Symbol
   Viatel, Inc.
   VYTL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, Business and Legal Affairs and Assistant Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.01 par valu|      |    | |                  |   |           |1,000(1)           |I     |By Wife                    |
e per share                |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|05/12/|P   |-|1,000             |A  |$6.375     |7,000              |D     |--                         |
e per share                |97    |    |-|                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Time-based options (Ri|$5.85(2)|--   |--  |-|-- --      |A,D|(3)  |03/01| Common Stoc|20,000(|--     |20,000(2)   |D  |--          |
ght to buy)           |        |     |    |-|           |   |     |/06  |k           |2)(4)  |       |            |   |            |
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Time-based options (Ri|$9.00   |04/10|A   |V|40,200 --  |A,D|(5)  |01/01|Common Stock|40,200(|--     |40,200(4)   |D  |--          |
ght to buy)           |        |/97  |    | |           |   |     |/03  |            |4)     |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(2) The Issuer effected a 3-to-2 reverse stock split of its Common Stock prior to the completion of its initial public offering.
(3) Options to purchase shares of Common Stock vested and became exercisable as to 33.34% of the total number of options granted on March 1, 1997 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of the total number of options granted.
(4) All options vest and become exercisable upon a change-in-control of the Company.
(5) Options to purchase shares of Common Stock will vest and become exercisable commencing on January 1,
1998 to the extent of 33.34% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of the total number of options granted.
SIGNATURE OF REPORTING PERSON
 /s/ Sheldon M. Goldman
DATE
June 5, 1997